FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Sand Technology Inc. (“Sand”)
500-4115, Sherbrooke O,
Montréal, Québec H3Z1B1
Canada

Item 2	Date of Material Change

October 1, 2013

Item 3	News Release

A press release was disseminated on October 1, 2013 from Toronto, Ontario and Montreal, Quebec, Canada relating to the material change described hereafter.

Item 4	Summary of Material Change

N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc., and Sand have entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Harris will acquire all of the issued and outstanding shares of Sand for an aggregate purchase price of $3,650,000 in cash, subject to certain upward adjustments to reflect cash received prior to the closing of the transaction in payment of specific accounts receivable of Sand. The transaction outlined in the Arrangement Agreement will be implemented by way of a plan of arrangement (the “Arrangement”), subject to certain customary conditions, and is expected to close in November 2013.

Item 5	Full Description of Material Change

Harris, a wholly-owned subsidiary of Constellation Software Inc. and Sand have entered into the Arrangement Agreement pursuant to which Harris will acquire all of the issued and outstanding shares of Sand. The transaction outlined in the Arrangement Agreement, subject to certain customary conditions, is expected to close in November 2013. Please note that all dollar amounts referred to in this press release are Canadian dollars.

The aggregate purchase price payable by Harris pursuant to the Arrangement Agreement is a minimum of $3,650,000 in cash, subject to certain upward adjustments to reflect cash received prior to the closing of the transaction in payment of specific accounts receivable of Sand. Such aggregate purchase price will be used to pay the outstanding principal and accrued interest on Sand’s outstanding debentures, satisfy specific accounts payable of Sand, cover the expenses related to the transaction, and to purchase all of the issued and outstanding shares of Sand at a price of $0.066 per share (on a fully diluted basis), subject to certain upward adjustments as described above.

The transaction will be implemented by way of the Arrangement pursuant to the Canada Business Corporations Act, and is subject to customary closing conditions, including shareholder and court approval. A special meeting of Sand shareholders to consider the Arrangement is currently expected to occur early to mid-November 2013.

The Sand board of directors (the “Sand Board”) has considered strategic alternatives and has received a fairness opinion (the “Opinion”) from PricewaterhouseCoopers LLP dated October 1, 2013. The Opinion states that as of such date, the consideration paid pursuant to the Arrangement Agreement is fair from a financial point of view to the Sand shareholders. After taking into consideration the Opinion and other factors, the Sand Board voted unanimously to approve the Arrangement Agreement and recommends that all Sand shareholders vote in favour of the Arrangement.

This material change report contains certain forward-looking statements, including but not limited to statements related to the proposed acquisition by Harris of all of the issued and outstanding shares of Sand. These forward-looking statements are based on current expectations. All forward-looking information is inherently uncertain and actual results may differ materially from assumptions and may be affected by a number of factors which are beyond our control. Except as may be required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this material change report. The completion of the above-mentioned transaction is subject to a number of closing conditions, including shareholder and court approval, termination rights and other risks and uncertainties. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this material change report.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Investor Relations
Mr. Wayne Musselman
Director
(514) 939-3477

Item 9	Date of Report

October 10, 2013